Exhibit 99.1

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MONDAY, JUNE 22, 2026

To the shareholders of XTL Biopharmaceuticals Ltd.:

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of the shareholders of XTL Biopharmaceuticals Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Amit Pollack Matalon & Co.- Law Offices, at APM House, 18 Raoul Wallenberg St., Building D, Tel Aviv, Israel at 4:00 p.m. (Israel Time), Monday, June 22, 2026.

The agenda of the Meeting will be as follows:

1.	To approve the acquisition of not less than 80% and up to 100% of the issued and outstanding share capital of Psyga Bio Ltd. (“Psyga”) as a result of which the Company shall become the controlling shareholder of Psyga, including the issuance of the consideration for such Acquisition in the form of ADSs (or warrants in lieu thereof) of the Company, all on the terms and subject to the conditions set forth therein (the “Transaction”);

2.	To approve a private placement of up to US$1,500,000 from Mr. Alexander Rabinovitch (the “Interested Party”) and/or one or more other investors, to be funded conditional upon the consummation of the Transaction;

3.	To approve, conditional upon the approval of Resolutions 1 and 2 above, an increase of the Company’s authorized share capital by 2,900,000,000 shares, such that following the increase, the authorized share capital will consist of a total of 5,800,000,000 ordinary shares, par value NIS 0.1 each, and to amend the Company’s Articles of Association accordingly.

4.	To approve the appointment of BARZILY & CO. C.P.A (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

Only shareholders and holders of ordinary shares represented by American Depositary Shares at the close of business on Tuesday, May 26, 2026 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at 26 Ben-Gurion St. Ramat Gan, 5112001, Israel, Attention: Chief Executive Officer.

By Order of the Board of Directors

/s/ Noam Band
Noam Band Chief Executive Officer
Friday, May 15, 2026

26 Ben-Gurion St.

Ramat Gan, 5112001, Israel

PROXY STATEMENT

FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MONDAY, JUNE 22, 2026

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.1 per share and holders of our ordinary shares that are represented by American Depository Shares, or ADSs, in connection with AN Extraordinary General Meeting of Shareholders, to be held on Monday, June 22, 2026, at 4:00 p.m. Israel time at the offices of the Company’s attorneys, Amit Pollack Matalon & Co.- Law Offices, at APM House, 18 Raoul Wallenberg St., Building D, Tel Aviv, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “XTL Biopharmaceuticals,” “XTL,” “we”, “us”, “our” and the “Company” to refer XTL Biopharmaceuticals Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the extraordinary meeting will be as follows:

1.	To approve the acquisition of not less than 80% and up to 100% of the issued and outstanding share capital of Psyga Bio Ltd. (“Psyga”) as a result of which the Company shall become the controlling shareholder of Psyga, including the issuance of the consideration for such Acquisition in the form of ADSs (or warrants in lieu thereof) of the Company, all on the terms and subject to the conditions set forth therein (the “Transaction”);

2.	To approve a private placement of up to US$1,500,000 from Mr. Alexander Rabinovitch (the “Interested Party”) and/or one or more other investors to be funded conditional upon the consummation of the Transaction;

3.	To approve, conditional upon the approval of Resolutions 1 and 2 above, an increase of the Company’s authorized share capital by 2,900,000,000 shares, such that following the increase, the authorized share capital will consist of a total of 5,800,000,000 ordinary shares, par value NIS 0.1 each, and to amend the Company’s Articles of Association accordingly.

4.	To approve the appointment of BARZILY & CO. C.P.A (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

We currently are unaware of any other matters that may be raised at the extraordinary meeting. Should any other matters be properly raised at the extraordinary meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only shareholders and ADS holders at the close of business on Tuesday, May 26, 2026 shall be entitled to receive notice of and to vote at the extraordinary meeting.

How You Can Vote

You can vote your ordinary shares by attending the extraordinary meeting. If you do not plan to attend the extraordinary meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting a proxy card, which has been published at www.magna.isa.gov.il, to the Company’s office at 26 Ben-Gurion St. Ramat Gan, 5112001, Israel.

Please follow the instructions on the proxy card.

Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the extraordinary meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on or about May 15, 2026 and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to the offices of our attorneys, Amit Pollack Matalon & Co.- Law Offices, at APM House, 18 Raoul Wallenberg St., Building D, Tel Aviv, Israel, as described in the instructions available on MAGNA.

If you choose to attend the extraordinary meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our Board of Directors urges you to vote your shares so that they will be counted at the extraordinary meeting or at any postponements or adjournments of the extraordinary meeting.

Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the extraordinary meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least 48 hours prior to the extraordinary meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the extraordinary meeting or any adjournment thereof.  Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders and ADS holders on or about Tuesday, May 26, 2026. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to any of the proposals described in this proxy statement pursuant to the Israeli Companies Law, you may do so by delivery of appropriate notice to the offices of our attorneys, Amit Pollack Matalon & Co.- Law Offices, at APM House, 18 Raoul Wallenberg St., Building D, Tel Aviv, Israel, not later than eleven days before the convening of the extraordinary meeting (i.e., Thursday, June 11, 2026). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e., Tuesday, June 16, 2026).

Quorum

At the close of business on Thursday, May 14, 2026, we had outstanding 946,243,356 ordinary shares, and excluding 372,957,973 dormant ordinary shares. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the extraordinary meeting.

The quorum required to hold the Meeting consists of at least two shareholders present in person or by proxy who hold or represent between them at least one-third of the voting rights in the Company. If the Meeting is adjourned for lack of a quorum it will be held on the same day in the following week at the same time and place (with no need for any notice to the shareholders) or until such other later time if we serve notice to the shareholders no less than seven days before the date fixed for the such adjourned meeting (the “Deferred Meeting”). If at a Deferred Meeting there is no quorum present half an hour after the time set for the meeting, any number participating in the Deferred Meeting shall represent a quorum and shall be entitled to discuss the matters set down on the agenda for the original Meeting.

Vote Required for Each Proposal

The affirmative vote of the holders of a majority of the voting power represented and voting on such Proposals in person or by proxy at the extraordinary meeting is necessary for the approval of each of Proposal 1 through 4.

In addition, the approval of the Proposals 1 and 2, must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the proposal, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 25.0% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than XTL Biopharmaceuticals, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

According to the Companies Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000 (the “Exemption Regulations for Companies Listed Abroad”), by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you have no personal interest in the adoption of Proposals 1 and 2, except if you notified the Company of such in writing. If you believe that you have a personal interest in Proposals 1 and 2, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at XTL Biopharmaceuticals Ltd. 26 Ben Gurion Street Ramat Gan 5257346 Israel, to the attention of the Chief Financial Officer.

If you provide specific instructions (mark boxes) with regard to certain Proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the extraordinary meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the extraordinary meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. For all proposals, a broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs, as your broker and BNY Mellon will not be permitted to vote your shares in their discretion on any proposal at the extraordinary meeting.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Extraordinary Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.xtlbio.com/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:

APPROVAL OF SHARE PURCHASE AGREEMENT WITH PSYGA BIO LTD.

Background

The Company has entered into a Share Purchase Agreement (the “SPA”) by and among the Company and Psyga Bio Ltd., an Israeli company (“Psyga”), pursuant to which the Company will purchase not less than 80% and up to 100% of the issued and outstanding share capital of Psyga on a fully diluted basis (the “Acquired Shares” and the Acquisition”, respectively). At the closing under the SPA, in consideration for the Acquired Shares, the Company will issue to the current shareholders of Psyga who transfer the Acquired Shares to the Company (pro rata among them), ADS’s of the Company representing up to forty percent (40%) of the issued and outstanding share capital of the Company after such issuance (assuming the Company acquires 100% of the shares of Psyga)(the “Issued Shares”), with additional three (3) issuances of ADSs (or warrants in lieu thereof), each representing up to ten percent (10%) of the issued and outstanding share capital of the Company as of the effective date of the SPA (assuming the Company acquires 100% of the shares of Psyga)(the “Milestone Warrants”, and together with the Issued Shares, the “Psyga Consideration”)), such issuances to be made upon the achievement of each of the following three (3) milestones (each, a “Milestone”): (i) the commencement of at least three (3) clinical trials with human patients of certain products from Psyga’s pipeline within twelve (12) months following the closing of the Acquisition; (ii) the successful achievement of targets in at least two (2) clinical trials with human patients of certain products from Psyga’s pipeline within thirty-six (36) months following the closing of the Acquisition; and (iii) entering the development of Ibogaine-based products triggered by execution of a binding commercialization agreement and/or development partnership agreement with a reputable third-party pharmaceutical, biotechnology, or life sciences company for the commercialization, licensing, development and/or co-development of Ibogaine-based products based on the Company’s regulatory licenses. Upon consummation of the Acquisition, Psyga shall become a subsidiary of the Company and the Company shall be the controlling shareholder of Psyga. In the event that the Company shall acquire shares of Psyga which represent less than 100% of the issued share capital of Psyga, then the ADS’s to be issued by the Company thereto shall be reduced on a linear basis and the terms “Issued Shares”, “Milestone Warrants” and “Psyga Consideration” shall be reduced accordingly. For example, in the event that the Company shall acquire only 80% of the issued and outstanding share capital of Psyga, then the Company will issue to the current shareholders of Psyga who transfer the Acquired Shares to the Company (pro rata among them), the Issued Shares which shall represent only 32% of the issued and outstanding share capital of the Company after such issuance, with additional three (3) issuances of Milestone Warrants, each representing eight percent (8%) of the issued and outstanding share capital of the Company as of the effective date of the SPA, such issuances to be made upon the achievement of each of the following three (3) Milestones.

Shareholders should note that, as disclosed in the Company’s Report of Foreign Private Issuer filed with the SEC on February 27, 2026 (https://www.sec.gov/Archives/edgar/data/1023549/000121390026021691/ea0279045-6k_xtlbio.htm), the Company received a letter from The Listing Qualifications Department of Nasdaq (the “Nasdaq Deficiency Notice”) indicating that Nasdaq has determined that it believes the Company constitutes a “public shell” and that the continued listing of the Company’s ADSs is no longer warranted. The Company has requested a hearing before a Nasdaq Hearings Panel to appeal such determination. The Hearing was held on April 16, 2026, at which the Company’s management and outside counsel presented its compliance plan. On May 4, 2026, the Company received a letter (the “Decision Letter”) from Nasdaq, informing the Company that the Panel has determined to grant the request of the Company to continue its listing on The Nasdaq Stock Market (“Nasdaq” or the “Exchange”) subject to the conditions described in the Letter. According to the Decision Letter, the Panel determined to grant the Company an exception for continued listing on the Exchange subject to that the company will, on or prior to June 30, 2026, complete the Transaction and demonstrate compliance with all continued listing requirements of Nasdaq. The Company’s undertaking to successfully complete the SPA and secure the necessary funding for the transaction played a significant factor in the Panel willingness to grant the exception.

Pursuant to the SPA, in the event that the Company is delisted from Nasdaq, the terms of the SPA shall be subject to renegotiation by the parties in good faith.

Mr. Alexander Rabinovitch, who serves as a director of the Company, is an Interested Party and beneficially holds in the aggregate approximately 24.99% of the Company’s ordinary shares, is also a controlling shareholder of Psyga. Accordingly, the transactions contemplated by the SPA constitute an interested party transaction) within the meaning of Chapter 5 of the Israeli Companies Law, 5759-1999, as amended, and require the approval of the Company’s Audit Committee, Board of Directors and general meeting of shareholders. Each of the Audit Committee and the Board of Directors of the Company has approved the SPA, the Acquisition and the other transactions contemplated by the SPA.

It is proposed that at the extraordinary meeting the following resolution be adopted:

“RESOLVED, to approve the acquisition of not less than 80% and up to 100% of the issued and outstanding share capital of Psyga as a result of which the Company shall become the controlling shareholder of Psyga, in exchange for the issuance by the Company, by way of a private placement, of the Psyga Consideration comprising of the Issued Shares and the Milestone Warrants, all as described in this Proxy Statement and on the terms and subject to the conditions set forth in SPA.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the Acquisition on the terms set out herein. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Acquisition, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the SPA and the Acquisition. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our Board of Directors recommends a vote FOR the approval of the SPA, the Acquisition and the other transactions contemplated by the SPA.

PROPOSAL 2:

PRIVATE PLACEMENT - INTERESTED PARTY TRANSACTION

Background

Each of the Audit Committee and the Board of Directors of the Company has approved the entry into a binding term sheet (“Term Sheet”) with multiple investors (collectively, the “Investors”), including Mr. Alexander Rabinovitch, a director who as of Thursday, May 14, 2026 beneficially holds in the aggregate approximately 24.99% of the Company’s ordinary shares (the “Interested Party”), to receive proceeds of US$1,500,000 (the “Aggregate Investment Amount”) by way of a private placement offering of securities exempt from registration under the Securities Act of 1933, as amended (the “Offering”).

The Term Sheet shall become effective conditional and upon the consummation of the Acquisition of Psyga pursuant to the SPA, as described in Proposal 1 above (the “Transaction”).

In connection with the Offering, each Investor will receive: (a) one (1) ADS, (b) 1.2 Series A Warrants per ADS purchased, with an initial exercise price of US$2.70 per ADS; and (b) 1.2 Series B Warrants per ADS purchased, with an initial exercise price of US$5.00 per ADS. The warrants will have a term of five (5) years from the date of issuance and will be exercisable for cash only. The exercise price of the Series A Warrants will be reduced from US$2.70 to US$1.70 per ADS upon the occurrence of any one of the following: (a) the closing price of the ADSs exceeds US$5.00 for any trading day; (b) a Change of Control transaction involving Psyga at an enterprise value exceeding US$150,000,000; or (c) the Company completes two (2) Phase 2 clinical trials. The exercise price of the Series B Warrants will be reduced from US$5.00 to US$2.50 per ADS upon the occurrence of any one of the following: (a) the closing price of the ADSs exceeds US$7.00 for any trading day; (b) a Change of Control (as defined in the Term Sheet) transaction involving Psyga at an enterprise value exceeding US$250,000,000; or (c) the Company completes three (3) Phase 2 clinical trials. In addition, if during the five (5) year period following the Closing, the Company consummates a financing transaction at a price per ADS below US$2.70, the Company shall issue to each Investor a number of Series C Warrants equal to the number of ADSs issued to such Investor at the Closing, at an exercise price equal to the price per ADS in such subsequent financing. The Series C Warrants will be issued only once, in connection with the first subsequent financing that triggers issuance, and will not result in any adjustment to the exercise price or terms of the Series A Warrants or Series B Warrants. The warrants will not include any full-ratchet anti-dilution provision, floating reset, or other automatic repricing mechanism applicable to the Series A Warrants or Series B Warrants.

There will not be a placement agent in connection with this private placement.

The ADSs and warrants described above will be offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, and will not be registered under the Securities Act.

Because the Company’s ADSs are listed on the Nasdaq Stock Market, the Company is subject to Nasdaq Listing Rule 5635(d). The parties acknowledge that the aggregate number of securities issuable may exceed twenty percent (20%) of the Company’s outstanding Ordinary Shares or voting power prior to the Transaction, thereby requiring shareholder approval under Nasdaq Listing Rule 5635(d). The general meeting approval obtained pursuant to the Companies Law shall also satisfy all shareholder approval requirements under applicable Nasdaq Listing Rules with respect to the issuance of securities hereunder.

Proposed Resolution

It is proposed that at the extraordinary meeting the following resolution be adopted:

“RESOLVED, to approve a private placement of US$1,500,000 from multiple investors, including Mr. Alexander Rabinovitch, who is an Interested Party, to be funded conditional upon the consummation of the Transaction, pursuant to which ADSs and warrants will be issued to the Investors, all on the terms and subject to the conditions set forth in the Term Sheet.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the Offering. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Offering, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the offering. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our Board of Directors recommends a vote FOR the approval, conditional upon the consummation of the Acquisition, of the Offering.

PROPOSAL 3:

APPROVAL OF INCREASE IN AUTHORIZED SHARE CAPITAL AND CORRESPONDING AMENDMENT TO THE ARTICLES OF ASSOCIATION

Background

Our authorized share capital is currently divided into 2,900,000,000 ordinary shares, par value NIS 0.1 each. As of Thursday, May 14, 2026, there are 1,319,201,329 ordinary shares issued and outstanding, of which 372,957,973 are dormant ordinary shares held by the Company. We are proposing to increase our authorized share capital by an additional 2,900,000,000 ordinary shares, such that, immediately following such increase, our authorized share capital will consist of 5,800,000,000 ordinary shares, par value NIS 0.1 each.

The proposed increase in authorized share capital is necessary, inter alia, to provide the Company with a sufficient number of authorized ordinary shares to consummate the transactions contemplated by Resolutions 1 and 2 above. Specifically, such increase is required in order to: (i) issue the ADSs (and the ordinary shares underlying such ADSs) to be issued as consideration for the Acquisition of Psyga pursuant to the SPA described in Resolution 1; and (ii) issue the ADSs (and the ordinary shares underlying such ADSs) and warrants to be issued in connection with the private placement described in Resolution 2, including the ADSs issuable upon exercise of the Series A Warrants and Series B Warrants (and Series C Warrant, if and when applicable). In addition, the increase in authorized share capital is intended to provide the Company with a sufficient number of shares for future corporate needs as they arise, which could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes.

The issuance of ordinary shares (or ADSs representing such shares) pursuant to Resolutions 1 and 2, as well as the potential future issuance of additional equity securities, could affect our current shareholders in a number of ways, including, without limitation, the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or, if the issuance consists of equity securities convertible into ordinary shares, to the extent that such securities provide for conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; and (iii) diluting the book value per share of the outstanding ordinary shares. However, the Board of Directors believes that the benefits to the Company and its shareholders from consummating the transactions described in Resolutions 1 and 2, and from having a sufficient number of authorized shares available for future corporate purposes, outweigh such potential dilutive effects.

Increase in our Authorized Share Capital

We intend to increase our authorized share capital by an additional 2,900,000,000 ordinary shares, such that following the increase, our authorized share capital will be divided into 5,800,000,000 ordinary shares, with NIS 0.1 par value each.

After the increase, all ordinary shares issuable from our authorized share capital would have the same voting rights and rights to any dividends or other distributions by us as the ordinary shares currently issuable from our share capital.

Approval of Amendment of our Articles of Association

We are proposing to amend Article 4 of our Articles of Association as follows:

“4. The authorised share capital of the Company at the date of the adoption of these Articles is NIS five hundred eighty million (580,000,000 New Israel Shekalim) divided into Five billion eight hundred million (5,800,000,000) Ordinary Shares, nominal value NIS 0.1.”

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve the increase to the Company’s authorized share capital by 2,900,000,000 shares, such that following the increase, the authorized share capital will consist of 5,800,000,000, ordinary shares, nominal value NIS 0.1 each, and to amend the Company’s Articles of Association accordingly”.

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 4:

APPOINTMENT OF AUDITOR

Background

Under the Israeli Companies Law, the appointment of the Company’s auditor requires the approval of the Company’s shareholders. The Audit Committee and the Board of Directors of the Company have recommended the appointment of BARZILY & CO. C.P.A as the independent auditor of the Company for the fiscal year ending December 31, 2025, to serve until the next annual general meeting of shareholders. BARZILY & CO. C.P.A has confirmed its willingness to serve in such capacity. The Audit Committee and the Board of Directors believe that the appointment of BARZILY & CO. C.P.A as the independent auditor of the Company is in the best interests of the Company.

It is proposed that at the extraordinary meeting the following resolution be adopted:

“RESOLVED, to approve the appointment of BARZILY & CO. C.P.A as the independent auditor of the Company for the fiscal year ending December 31, 2025, to serve until the next annual general meeting of shareholders, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the appointment of the Company’s independent auditor.

Board Recommendation

Our Board of Directors recommends a vote FOR the approval of the appointment of BARZILY & CO. C.P.A as the independent auditor of the Company.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the extraordinary meeting, but, if any other matters are properly presented at the extraordinary meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Noam Band
Noam Band Chief Executive Officer
Dated: May 15, 2026